     Apidra®– A New Rapid-Acting Insulin Analog is Now Available in the United States for Hyperglycemia in Adults with Type 2 and Type 1 Diabetes

     New prandial insulin with the OptiClik® delivery system can work with longer-acting insulins, such as basal insulin Lantus®, providing a complementary approach to glucose control

Paris, February 28, 2006 -- Sanofi-aventis announced today that Apidra® (insulin glulisine [rDNA origin] injection), a new prandial or mealtime insulin analog, is now available by prescription in the United States for the control of hyperglycemia in adult patients with type 1 and type 2 diabetes. Apidra® should normally be used in regimens that include a longer-acting insulin or basal insulin analog such as Lantus® (insulin glargine [rDNA origin] injection).

Sanofi-aventis has also announced that Apidra® cartridges are now available for use with the insulin injection pen OptiClik®. OptiClik® is a reusable pen device with advanced features that help to ensure that diabetes patients get the correct dose of insulin every time. OptiClik® is also currently approved for use with Lantus®, the only once-daily, 24-hour insulin with no pronounced peak.

Apidra® has a more rapid onset of action and a shorter duration of action than regular human insulin, and offers people with diabetes greater mealtime dosing flexibility versus regular human insulin because they can take Apidra® either before or after a meal (within 15 minutes before or within 20 minutes after starting a meal). Apidra® is also flexible for use in adults with diabetes whose BMIs range from lean to obese. Increased adiposity and higher BMI can affect rapid absorption of insulin, making prandial control a challenge – especially for overweight patients.

“Controlling mealtime blood sugar spikes is a crucial part of managing diabetes,” said Richard M. Bergenstal, MD, Executive Director of the International Diabetes Center at Park Nicollet, Minneapolis, MN. “Apidra® is a welcome addition to the armamentarium of all healthcare professionals who treat adults with diabetes.”

About Diabetes

Diabetes is a chronic, widespread condition in which the body does not produce, or properly use insulin, the hormone needed to convert glucose (sugar) into energy. People with diabetes may need different types of insulin at certain times of the day and at different stages of the progression of their diabetes to help them manage their blood glucose levels. Optimal treatment of hyperglycemia closely mimics the patient’s physiology.

Controlling blood sugar levels is an important key to fighting the current diabetes epidemic. In the U.S., more than 20 million people have diabetes, including an estimated 6 million who remain undiagnosed. At the same time, approximately 60 percent of those diagnosed are not in control. According to the American Diabetes Association, the optimal control goal for people with diabetes in general is an A1C level of less than 7 percent. The A1C test measures blood glucose levels over a two- to three-month period. The United Kingdom Prospective Diabetes Study (UKPDS) showed that using insulin in the treatment of type 2 diabetes can – when combined with oral medications, diet, and exercise – help people with diabetes achieve and maintain tight glucose control, helping to reduce their risk of blindness, amputation, kidney failure, stroke and heart attack.

About APIDRA® (insulin glulisine [rDNA origin] injection)

Apidra® is indicated for the treatment of adult patients with diabetes mellitus for the control of hyperglycemia. Apidra® has a more rapid onset of action and a shorter duration of action than regular human insulin. Apidra® should normally be used in regimens that include a longer-acting insulin or basal insulin analog.

About sanofi-aventis

Sanofi-aventis is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas:

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Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com